Terra Media, Ltd.

60 KNOLLS CRESCENT
SUITE 9M
BRONX NY 10463

(973)768-4181

        Thomas P. Monahan

John Swint

(President, Secretary, Treasurer, Director,

   (Director)

  Chief Financial Officer and Controller

      (Principal Accounting Officer))

October 5, 2007

United States S.E.C.

100 F Street N.E.

Washington, D.C. 20549

FILED VIA EDGAR

Re:

Oct. 5, 2007 Terra Media, Ltd. Filing Error

AW request

To Whom This May Concern,

On October 5, 2007, an SB-2: Post-Effective Amendment 1 was mistakenly filed under the template marked SB2/A instead of POS AM, the proper template for post-effective registration statements. Please withdraw the filing made under the SB2/A template. A filing under the proper POS AM template has already been filed.

Thank you,

/s/ Thomas P. Monahan

  Thomas P. Monahan

(President, Secretary, Treasurer, Director

   Chief Financial Officer and Controller

(Principal Accounting Officer))